Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

www.drinkerbiddle.com

November 12, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward P. Bartz

Re:	Destra International & Event-Driven Credit Fund, File Nos.: 333-221584; 811-23309 (the “Fund” or “Registrant”)

Dear Mr. Bartz:

The following responds to the comments you provided orally on October 17, 2018 in connection with your review of the post-effective amendment to the Fund’s registration statement (the “Registration Statement”) filed on September 11, 2018 on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

Prospectus

Summary of Investment Strategy (Page ii)

1.	Comment: It has been recently reported by Moody’s Investors Service, Inc. that traditional lender protections are being eroded and that so-called “covenant-lite” loans are increasingly common. If the company intends to invest in “covenant-lite” loans, please describe such loans and the extent the company intends to invest in them within this section and also within the risk disclosures of the Prospectus.

Response: The Registrant will revise its disclosure to include “covenant-lite” loans within the Summary of Investment Strategy section and the related risks within the Summary of Terms section and Types of Investments and Related Risks section.

2.	Comment: Please confirm that the Fund’s derivative investments are valued at market value and not notional value for purposes of calculating the Fund’s compliance with its 80% policy and for calculation of Managed Assets used to calculate the Fund’s management fees.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Response: The Registrant confirms that the Fund’s derivative investments are valued at market value and not notional value for purposes of calculating the Fund’s compliance with its 80% policy and for calculation of Managed Assets used to calculate the Fund’s management fees.

Summary of Terms (Page 4)

3.	Comment: (i) Please explain the circumstances where the Investment Manager would not take its Management Fee as described in paragraph 4 of the section entitled “Summary of Terms – Management Fee” on page 4.

(ii) Is this arrangement a deferral of the Management Fee?

(iii) Please confirm that the Fund will accrue the Management Fee payable to the Investment Manager in accordance with the Investment Management Agreement and that the impact of the full Management Fee will be reflected in the Fund’s daily NAV calculations.

(iv) We may have additional comments after reviewing the Registrant’s responses.

Response: (i) The Investment Manager may determine to voluntarily defer its fees in an effort to reduce the Fund’s net expenses.

(ii) This arrangement would be a voluntary deferral of the Investment Manager’s fee. Additionally, the Registrant will revise the disclosure to read as follows:

All or any part of the Management Fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter as Destra may determine, provided that such deferred Management Fee will only be recoverable if not more than three years following the time such deferral was made. The Management Fee for any partial quarter will be appropriately prorated.

(iii) The Registrant confirms that the Fund will accrue any voluntarily deferred Management Fee payable to the Investment Manager in accordance with the Investment Management Agreement and that the impact of the full Management Fee will be reflected in the Fund’s daily NAV calculations.

(iv) The Registrant acknowledges the Staff’s comment.

4.	Comment: In relation to the section entitled “Summary of Terms – Expense Limitation Agreement” on page 5: (i) please confirm that the Expense Limitation Agreement will remain in effect at least 1 year from the effective date of the registration statement.

(ii) Please file the Expense Limitation Agreement as an exhibit to the registration statement.

(iii) Please specifically disclose whether the Expense Limitation Agreement includes or excludes acquired fund fees and expenses (AFFEs).

Response: (i) The Registrant confirms that the Expense Limitation Agreement will remain in effect at least 1 year from the effective date of the registration statement.

(ii) The Registrant confirms that it will file the Expense Limitation Agreement as an exhibit to the registration statement.

(iii) The Registrant will revise the disclosure to specifically disclose that the Expense Limitation Agreement excludes acquired fund fees and expenses (AFFEs).

Summary of Fees and Expenses (Page 14)

5.	Comment: Please confirm that the fee table under the Summary of Fees and Expenses includes, as an expense, an estimate of the interest and dividend expenses paid on the Fund’s short sale transactions.

Response: The Registrant confirms that the Fund has the ability to use short sales, but notes that the Fund did not incur any interest and dividend expenses related to short sales during the prior fiscal year. Therefore, such expenses are not included in the fee table under the Summary of Fees and Expenses. However, a line item would be added to the fee table if the Fund incurs interest and dividend expenses related to short sales in subsequent reporting periods.

6.	Comment: Please supplementally provide the Staff with a copy of the completed fee table to be used under Summary of Fees and Expenses at your earliest convenience.

Response: The Registrant confirms that it provide the Staff with a copy of the completed fee table to be used under Summary of Fees and Expenses at its earliest convenience.

Use of Proceeds (Page 19)

7.	Comment: Please disclose the amount of time the Registrant expects that it will take to invest all the proceeds in accordance with the Fund’s investment objective, and if the Registrant expects the investment time to exceed three months, the reasons for the delay should be stated.

Response: The Registrant will revise the disclosure as follows:

The net proceeds of this Fund’s continuous offering of Shares, after payment of any sales load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt, but in no event later than three months after receipt, consistent with market conditions and the availability of suitable investments. Delays in investing the Fund’s assets may occur, for example, because of the time required to complete certain transactions, but any such delay will not exceed three months after the receipt of funds. The Fund will pay offering expenses incurred with respect to its continuous offering, subject to certain limitations.

The Fund will invest the net proceeds of its continuous offering on an ongoing basis in accordance with the Fund’s investment objectives and policies as stated below as soon as practicable after receipt of the proceeds, except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds.

Distribution of Shares (page 99)

8.	Comment: Per the Fund’s exemptive order, the Fund must disclose in its Prospectus all fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A. See the footnote 17 of the Registrant’s exemptive application. In order to vary a sales load from the amount disclosed in the Fund’s fee table under the Summary of Fees and Expenses, Item 12(a)(2) of Form N-1A and Rule 22d-1 under the 1940 Act require that each variation be applied uniformly to particular “classes” (i.e. category of persons) of investors or transactions and disclosed in the prospectus with specificity. See also Investment Management Guidance Update 2016-06 (“IMGU 2016-06”) and the FAQs on IMGU 2016-06. Please clarify the terms of, or remove the disclosure in the section entitled “Distribution of Shares – Potential Sales Charge Waiver” on page 103 that reference the “special arrangements” the Fund and/or Distributor has with various potential purchasers of the Fund.

Response: The Registrant has reviewed IMGU 2016-06 and respectfully believes that IMGU 2016-06 applies to the addition of an Appendix describing sales load variations for a particular intermediary and does not apply to the disclosure in question. The Registrant will make the following revisions to the Fund’s disclosure:

● for eligible retirement or benefit plans made through Financial Intermediaries that perform participant recordkeeping or other administrative services for the plans ~~and that have entered into special arrangements with the Fund and/or Distributor specifically for such purchases~~;

. . .

~~● purchasing Shares through a financial services firm that has a special arrangement with the Fund;~~

● participating in an eligible investment advisory or agency commission program under which the investor pays a fee to an investment advisor or other firm for portfolio management or brokerage services~~, provided that the Financial Intermediaries or their trading agents have entered into special arrangements with the Fund and/or the Distributor specifically for such purchases~~;

9.	Comment: In the fourth bullet under the section entitled “Distribution of Shares – Potential Sales Charge Waiver” on page 103, the disclosure “Purchases of Class A Shares, Class L Shares and Class T Shares may be made without a sales charge (i.e., “load-waived”) when they are: purchases by insurance companies and/or their separate accounts to fund variable insurance contracts…” We note that insurance company variable insurance contracts may not hold shares of closed-end funds. Please amend the disclosure as necessary.

Response: The Registrant will remove this disclosure.

10.	Comment: It is the Staff’s position that the Fund’s prospectus disclosure should be fulsome as it relates to the Fund’s purchase terms. As such, please remove the following from the section entitled “Distribution of Shares – Right of Accumulation”: “Please consult your financial institution for additional information.”

Response: The Registrant will remove this disclosure.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1109 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Benjamin McCulloch
Benjamin McCulloch

cc:	Jane Hong Shissler, Esq. Joshua B. Deringer, Esq.